UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 14F/A

(Amendment No. 1)

______________________

ECLIPS ENERGY TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Florida

000-25097

                                      65-0783722

(State or other jurisdiction

Commission

     (IRS Employer

of incorporation)

file number

Identification No.)

3900A 31st Street North, St. Petersburg, Florida  33714

Registrant’s telephone number, including area code (727) 525-5552

Copies to:

Harvey Kesner, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32 nd Floor

New York, New York 10006

Phone: (212) 930-9700

Fax: (212) 930-9725

Clifford J. Hunt, Esq.

Law Office of Clifford J. Hunt, P.A.

8200 Seminole Boulevard

Seminole, Florida 33772

Phone: (727) 471-0444

Fax: (727)471-0447

INFORMATION FILED PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

________________________________________________________________________

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 17, 2009

ECLIPS ENERGY TECHNOLOGIES, INC.

 (Exact name of registrant as specified in its charter)

Florida

(State or Other Jurisdiction of Incorporation)

000-25097

(Commission File Number)

65-0783722

(IRS Employer Identification No.)

3900A 31st Street North, St. Petersburg, Florida  33714

(Address of principal executive offices) (zip code)

(727) 525-5552

 (Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01

Entry into a Material Definitive Agreement.

Purchase Agreement

On December 22, 2009 (the "Purchase Date"), EClips Energy Technologies, Inc. (the “Company”) entered into a Stock Purchase Agreement, (the “Purchase Agreement”) by and among the Company, Benjamin C. Croxton (the “Seller”), and certain purchasers of securities owned by the Seller, representing a controlling interest in the Company  (each a “ Purchaser ” and collectively the "Purchasers").  The Purchase Agreement was subsequently amended on January 12, 2010.  As amended the Purchase Agreement contemplates a change of control of the Company through the resignation of the existing officers and directors, and the purchase, in privately negotiated transactions, of outstanding shares of the Company from the Seller, and the appointment of Greg Cohen as director and Chief Executive Officer.  Pursuant to the Purchase Agreement, Purchasers agreed to purchase from the Seller an aggregate of (i) 50,000,000 shares of common stock, $0.001 par value (“Common Stock”) and (ii) 1,500,000 shares of Series D preferred stock (the “Series D Preferred Stock” and collectively with the Common Stock, the “Shares”), comprising approximately 82% of the issued and outstanding voting stock of the Company. The closing of the purchase of the Shares is expected to occur on or about February 5, 2010, following the expiration of the period required under Rule 14F-1, promulgated under the Securities Exchange Act of 1934, as amended, for a change of control. The source of funds for the purchase was provided by payment into Seller’s escrow account, from the personal funds of certain of the Purchasers.  With respect to the Series D Preferred Stock purchase, the source of the funds for the Purchaser of the Series D Preferred Stock was initially an undocumented advance from the Purchasers. Upon closing of the Purchase Agreement, a change of control will occur in which Auracana, LLC will effectively have control of the Company through the exercise of the voting rights attributable to the voting power of 500 votes for each share outstanding of the Company’s Series D Preferred Stock acquired from the Seller (750,000,000 votes total).  There is no agreement or understanding in effect among the Purchasers with respect to the voting of any of the Shares.

In connection with the Purchase Agreement, the Company and Seller entered into a release pursuant to which in consideration for the termination of Seller’s employment agreement, dated January 31, 2006, the Company issued to Seller 1,100,000 shares of the Company’s common stock.  Furthermore, the Company agreed to transfer to Seller or Seller’s designee, Pure Air Technologies, Inc., Hydrogen Safe Technologies, Inc., World Energy Solutions Limited and Advanced Alternative Energy, Inc. and granted to Seller a five-year option for the purchase of H-Hybrid Technologies, Inc.

The Company's current officers and directors tendered their resignations to be effective on the 11th day following the mailing of the Schedule 14F filed with the Securities and Exchange Commission (the “Commission”).  Under the Purchase Agreement, the Company is required to appoint as chief executive officer and director, Mr. Greg Cohen, which will be effective on the 11th day following the mailing of the Schedule 14F. The mailing of the Schedule 14F commenced on January 25, 2010.  Previously, the Company and Purchasers had agreed to the appointment of Mr. Dana Boskoff to the positions to be assumed by Mr. Cohen and had prepared and filed with the Commission on December 22, 2009 a Schedule 14F reflecting the expected appointment (“December 2009 Schedule 14F”).  Subsequent to the filing of the December 2009 Schedule 14F, Mr. Boskoff declined to accept such appointment and Mr. Cohen has agreed to assume such positions. No formal action of the Board or the Company appointing Mr. Boskoff had been taken by the Company.

During late 2009, the Company began to explore other business opportunities which in light of the execution of the Purchase Agreement likely will be limited to business opportunities introduced by Purchasers, and disposition of its existing businesses.  Although no agreement has been entered, the Company has been advised by Purchasers that a privately owned online sports marketing and fantasy sports website and related businesses (the “Proposed Business”) is being proposed to be acquired following the closing of the Purchase Agreement.  Certain Purchasers own debt and equity securities in the Proposed Business.  In connection with the Purchase Agreement, as amended, Mr. Greg Cohen has been appointed to serve as sole director of the Company on the Effective Date. Mr. Cohen is not affiliated with the Proposed Business.

The closing of the Purchase Agreement is subject to the satisfaction of customary closing conditions, as well as, among others, the mailing of the Schedule 14F to the shareholders of the Company.

Upon consummation of the transactions contemplated by the Purchase Agreement, the Purchasers will own approximately 82% of the Company’s issued and outstanding shares of common stock, based on 63,516,751 shares of common stock outstanding on the Purchase Date, and thus, a change of control will result in the Company.

December 2009 Debenture Financing

On December 17, 2009, to obtain funding for working capital, the Company entered into securities purchase agreement (the “Securities Purchase Agreement”) with an accredited investor (the “Investor”) pursuant to which the Company agreed to issue its 6% Senior Convertible Debentures for an aggregate purchase price of $75,000 (the “Debenture”).  The Debenture bears interest at 6% per annum and matures twenty-four months from the date of issuance.  The Debenture will be convertible at the option of the holder at any time into shares of common stock, at an initial conversion price equal to the lesser of (i) $0.05 per share or (ii) until the eighteen (18) months anniversary of the Debenture, the lowest price paid per share or the lowest conversion price per share in a subsequent sale of the Company’s equity and/or convertible debt securities paid by investors after the date of the Debenture (“Initial Conversion Price”).

The Initial Conversion Price is subject to full ratchet and anti-dilution adjustment for subsequent lower price issuances by the Company, as well as customary adjustments provisions for stock splits, stock dividends, recapitalizations and similar events, and will receive the benefit of any more favorable terms or provisions provided to subsequent investors for a period of 18 months.

The full principal amount of the Debenture is due immediately upon default under the terms Debenture.  As of the date hereof, the Company is obligated on $75,000 face amount of the Debenture.  The Debenture is a debt obligation arising other than in the ordinary course of business which constitute a direct financial obligation of the Company.

The securities were offered and sold to the Investor in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended and Rule 506 promulgated thereunder.

The foregoing information is a summary of the agreements involved in the transactions described above, is not complete, and is qualified in its entirety by reference to the full text of such agreements,  copies of which are attached as exhibits to this Current Report on Form 8-K.  Readers should review such agreements for a complete understanding of the terms and conditions associated with this transaction.

Item 2.03

Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant

See Item 1.01 (Entry into a Material Definitive Agreement) of this current report on Form 8-K, which is incorporated herein by reference.

Item 3.02

Unregistered Sales of Equity Securities.

See Item 1.01 (Entry into a Material Definitive Agreement) of this current report on Form 8-K, which is incorporated herein by reference.

Item 5.01

 Change of Control

See Item 1.01 (Entry into a Material Definitive Agreement) of this current report on Form 8-K, which is incorporated herein by reference.

Item 5.02

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers

See Item 1.01 (Entry into a Material Definitive Agreement) of this current report on Form 8-K, which is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
4.1

Form of Debenture, dated December 17, 2009 (filed as exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 2010 and incorporated herein by reference)

99.1

Stock Purchase Agreement, dated December 22, 2009, by and among EClips Energy Technologies, Inc., Benjamin Croxton and the purchasers signatory thereto (filed as exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 2010 and incorporated herein by reference)

99.2

Option Agreement, dated December 22, 2009, by and between EClips Energy Technologies, Inc. and Benjamin Croxton (filed as exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 2010 and incorporated herein by reference)

99.3

Release, dated December 22, 2009, by and between EClips Energy Technologies, Inc. and Benjamin Croxton (filed as exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 2010 and incorporated herein by reference)

99.4

Securities Purchase Agreement, dated December 17, 2009, by and among EClips Energy Technologies, Inc. and the purchasers signatory thereto (filed as exhibit 99.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 2010 and incorporated herein by reference)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ECLIPS ENERGY TECHNOLOGIES, INC.

Dated:  February 3, 2010

By: /s/: Benjamin C. Croxton

Benjamin C. Croxton

Chief Executive Officer